EXHIBIT 99.1

Telkom SA Limited

(Registration Number 1991/005476/06)

ISIN ZAE000044897

JSE and NYSE Share Code TKG

(“Telkom”)

Vodacom withdraws from Nitel deal in Nigeria

Vodacom Group (Proprietary) Limited ("Vodacom Group" or "Vodacom") (unlisted) in which Telkom has a 50.0% holding today issued the following press release:

"The Vodacom Group Board has decided not to proceed with its joint bid with Telkom for an equity stake in Nitel, Nigeria. As the Nigerian Government is not considering a separation of the fixed and mobile businesses of Nitel at this stage and as Vodacom's preference is to invest in a pure mobile player it has decided to withdraw from this process.

The Vodacom Group however remains open to an equity investment in Nitel's mobile business should the opportunity arise and will consider managing the mobile operation of Nitel in the absence of an equity investment if requested to do so by Telkom."

Telkom is committed to the Nitel bid and will continue to pursue the acquisition of 51% of Nitel. Discussions are continuing with suitable partners.

Pretoria

21 October 2005